Exhibit 99.1

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding a Private Offering that is not a Material Private Offering

The Company is hereby pleased to publish an immediate report regarding a private offering that is not a material private offering to an officer, who is not a director or the CEO of the Company (the “Offeree”)1, in accordance with decisions of the Company’s Board of Directors from July 21, 2015 and November 29, 2015 (following a decision of the Company’s Compensation Committee from July 16, 2015), and in accordance with Regulation 21 of the Securities Regulations (Private Offering of Securities in a Listed Company), 5760-2000, as follows:

Offered Securities and their Quantity

1.1.	159,554 non-tradable options, with each such option being exercisable into one ordinary share of the Company of NIS 1 par value in accordance with the Company’s share incentive plan from 2011 (the “2011 Plan”), and which will be granted according to the capital gains track (with a trustee) under Section 102 of the Income Tax Ordinance pursuant to the material terms

[1]	The Offeree is not an interested party in the Company by virtue of holdings and will not become an interested party by virtue of holdings as a result of the allotment that is the subject of this report. Moreover, an employer-employee relationship exists between the Offeree and the Company.

specified hereunder. The shares that will result from the exercise of the options being offered to the Grantee will represent, based on the Company’s share capital data as of the date of this report, 0.9% of the Company’s issued and paid-up capital and of the voting rights therein (0.9% on a fully diluted basis)[2].

1.2.	11,854 restricted share units (“RSUs”), representing a right to receive 11,854 ordinary shares of the Company of NIS 1 par value. The grant of the RSUs is under the 2011 Plan and they will be granted according to the capital gains track (with a trustee) under Section 102 of the Income Tax Ordinance pursuant to the material terms specified hereunder. The shares that will be allotted by virtue of the RSUs will represent, following their allotment and based on the Company’s share capital data as of the date of this report, 0.01% of the Company’s issued and paid-up capital and the voting rights therein (0.01% on a fully diluted basis)[3].

1.3.	38,836 performance share units (“PSUs”), representing a right to receive 38,8369 ordinary shares of the Company of NIS 1 par value. The grant of the PSU’s is under the 2011 Plan and they will be granted according to the capital gains track (with a trustee) under Section 102 of the Income Tax Ordinance pursuant to the material terms specified hereunder. The shares that will be allotted by virtue of the PSU’s will represent, following their allotment and based on the Company’s share capital data as of the date of this report, 0.02% of the Company’s issued and paid-up capital and the voting rights therein (and 0.02% on a fully diluted basis)[4].

The RSUs and the PSUs will hereunder be referred to collectively as the “Rights to Shares”; the options and the Rights to Shares will hereunder be referred to collectively as the “Offered Securities”.

1.4.	As of the date of this report, the authorized capital of the Company is 500,000,000 ordinary shares, the issued and paid-up capital of the Company is 178,444,620 ordinary shares and the issued capital of the Company on a fully diluted basis is 180,993,652 ordinary shares[5].

1.5.	The Offered Securities are non-tradable and will not be listed on the Tel Aviv Stock Exchange Ltd. (the “TASE”) or on any other stock exchange.

1.6.	The shares that will result from the exercise of the Offered Securities will be listed on the TASE in the name of the Nominee Company of Bank Hapoalim Ltd. and, with effect from the date of their allotment, will rank pari passu for all intents and purposes with the ordinary shares of NIS 1 par value comprising the Company’s existing capital.

[2]	Including shares following the allotment and exercise of all the securities that are the subject of this report, excluding 1,046,993 treasury shares that are held by the Company.
[3]	Refer to Footnote 2 above.
[4]	Refer to Footnote 2 above.
[5]	Refer to Footnote 2 above.

2.	Terms of the Offered Securities

2.1	Terms of the offered options

2.1.1	The exercise price of each of the options is NIS 40.967, which has been calculated according to the average price of the Company’s share on the TASE during the 30 trading days prior to the grant date[6]. The exercise price will be linked to the consumer price index known at the Grant Date and will be subject to the adjustments detailed below.

2.1.2	The vesting period of the options will be over three years beginning from the Grant Date of the options, with the options vesting in three equal installments commencing after one year has elapsed from the Grant Date (one third in each year) and will be exercisable through the end of the fourth year from the Grant Date.

2.1.3	If the Offeree does not exercise the options that have vested within 90 days of the termination of his employment with the Company (including in instances of dismissal and of resignation), then the options that have not been exercised as stated will expire.

2.1.4	The final expiration date of all the options (in the event of them not having expired or been exercised prior thereto in accordance with that specified above) is at the end of four years from the Grant Date of the options.

2.1.5	On the exercise date, the Offeree will be able to elect one of the following two exercise methods: under the first – the Offeree will be able to exercise the options in consideration for payment of the full exercise price to the Company, and under the second – the Offeree will not be allotted the full number of shares resulting from the options, but rather only the quantity that reflects the amount of the monetary benefit inherent in the options (cashless exercise), in other words, the amount that reflects the difference between the price of the Company’s ordinary share on the exercise date and the exercise price of the option (subject to adjustments), and the Offeree will pay to the Company on the exercise date only the par value of the shares actually allotted to him.

2.2	Terms of the Rights to Shares

2.2.1	On the exercise date of each of the Rights to Shares, as set forth in sections 2.2.2 and 2.2.3 below, as applicable, the Offeree will pay the par value of the exercise shares to which he is entitled.

[6]	The grant date of the Offered Securities will be the date of the Offeree commencing to serve with the Company, i.e. November 15, 2015 (the “Grant Date”).

2.2.2	The vesting period of the RSUs will be over three years beginning from their Grant Date, in three equal installments commencing after one year has elapsed from the Grant Date (one third in each year), provided that on the vesting date the Offeree will be employed by the Company. It should be stressed that the actual allotment of the exercise shares to the Offeree does not require giving notice of exercise to the Company.

2.2.3	Vesting of the PSUs – the Offeree will be entitled to receive the exercise shares after three years have elapsed from the date of their grant, provided that the following two cumulative conditions are fulfilled (A) the Offeree is still employed by the Company and (B) the gross yield (including dividends distributed) of the shares of the Company during such three-year period is at least 20% in relation to the share price on the date of granting the PSUs. For the purpose of calculating the aforesaid gross yield, the Company’s share price on the Grant Date and the price of the Company’s share at the end of the three years will be deemed to be the average price of the Company’s share on the TASE during the 30 trading days prior to each of the aforesaid dates.

2.2.4	The Offeree will not be entitled to voting rights in the Company in respect to the Rights to Shares, but only in respect to the shares issued in relation thereto. For details regarding the Offeree’s entitlement to dividends in respect to the Rights to Shares, refer to section 3.5 below.

2.3	Limitations on the date of exercise pursuant to the provisions of the TASE by-laws

Notwithstanding the aforesaid, the options will not be exercisable and the Rights to Shares will not be exercised on the record date for distributing bonus shares, for a rights offering, for a dividend distribution, for a capital consolidation, for a capital split or for a capital reduction (each of the aforementioned will be referred to hereunder as: a “Corporate Event”). In the event of the “ex-date” of a Corporate Event occurring prior to the record date of a Corporate Event, the grant will not be made on the said “ex-date”.

3.	Provisions for Protection of the Offeree (Options and Rights to Shares)

3.1.	Change in the capital structure

The number of exercise shares that will result from the Offered Securities will be adjusted in situations where the quantity of shares in the issued and paid-up capital of the Company changes, inter alia, due to a capital split, a capital consolidation or a recapitalization.

3.2.	Distribution of bonus shares

Should the Company make a distribution of bonus shares, whose record date for entitlement to their receipt is prior to the exercise date of any of the Offered Securities, the rights of the Offeree in the Offered Securities that had not been exercised through the aforesaid date will be preserved, whereby the number of shares resulting from the exercise to which the Offeree would be entitled upon their exercise will be increased by the number of shares of the same class to which the Offeree would have been entitled as bonus shares, had that Offered Security been exercised by the last trading day prior to the “ex-date”. The exercise price of each option will not change as a result of adding the aforesaid shares. In the event of such adjustments, the Offeree will not be entitled to receive a fraction of a whole share.

3.3.	Merger/sale of the Company/sale of most of the assets of the Company

In the event of: (1) the sale of all or most of the assets of the Company; (2) a sale (including an exchange) of all or most of the shares of the Company (including purchase by a shareholder and/or a company related to such shareholder of all the shares held by the other shareholders that are not related to the aforesaid shareholder); (3) a merger/consolidation or similar action with or into another corporation; or (4) another transaction of a similar nature – adjustments will be made whereby, subsequent thereto, the Offered Securities will be exercisable into securities of the other corporation, to which the Offeree would have been entitled had he exercised the options immediately prior to the merger event. In such a situation, such adjustments as necessary will also be made so that, following the merger event, all the terms of the options will continue to also apply (including adjustments to the price and quantity) in respect to the other corporation. Should it not be possible to make the aforementioned adjustments, other adjustments will be made at the discretion of the Company’s Board of Directors, including acceleration of the vesting period of all or some of the Offered Securities.

3.4.	In the event of payment of a cash dividend by the Company to its ordinary shareholders during the period that the options exist, the exercise price of the options will be adjusted, so that it is reduced by the amount of the dividend distributed on each of the Company’s shares.

3.5.	In the event of payment of a cash dividend by the Company to its ordinary shareholders during the period that the Rights to Shares exist, no adjustment will be made for the dividend, but the Offeree will be entitled to payment of a cash award in a sum equal to the amount of the dividend (gross) that would have been paid to that Offeree had he held a number of ordinary shares in the Company equal to the number of Rights to Shares that had not yet vested on the date of the dividend distribution (the “Quasi-Dividend Award Amount”). Withholding taxes will be deducted from the Quasi-Dividend Award Amount as required by law.

The Quasi-Dividend Award Amount will actually be paid as part of the salary expected to be paid to the Offeree immediately after the relevant vesting date, in respect to the Rights to Shares that had vested at that date (subject to the Offeree being employed with the Company at the vesting date).

3.6.	In the event of a rights offering to the Company’s ordinary shareholders during the period that the Offered Securities exist, the number of shares resulting from the exercise of the Offered Securities will be adjusted for the benefit component in the rights, as expressed in the ratio between the closing price of the Company’s share on the TASE on the last trading day prior to the “ex-rights” date and the base price of the share after the “ex-rights” date.

4.	Consideration for the Offered Securities

The Offered Securities are granted without consideration as part of the long-term compensation within the framework of the Offeree’s terms of employment with the Company.

5.	Agreements Between the Offeree and Shareholders of the Company

To the best of the Company’s knowledge, as of the date of publishing this report, there are no agreements, written or oral, between the Offeree and between the shareholders of the Company, or others, in respect to the purchase or sale of the securities of the Company or in respect to the voting rights in the Company.

6.	Details of Lockup Provisions Applicable to Allotment of Exercise Shares

Lockup provisions will apply to the Offered Securities in accordance with the provisions of Section 15C of the Securities Law, 5728-1968, and the Securities Regulations (Details Regarding Sections 15A and 15C of the Law), 5760-2000 that are set forth hereunder (in addition to the provisions regarding vesting and restriction of the Offered Securities as set forth above in this report and to sale restrictions deriving from the provisions of Section 102 of the Income Tax Ordinance):

6.1.	The shares resulting from exercise of the Offered Securities are prohibited from being offered during the course of trading on the TASE for six months from the Grant Date of the Offered Securities.

6.2.	During the six consecutive quarters from the lapse of the aforementioned six months, the Offeree will be entitled to offer, on any trading day, a number of shares not exceeding the daily average of the trading volume of the Company’s shares on the TASE during the period of eight weeks preceding the offer day, provided that he does not offer in a single quarter a number of shares exceeding one percent of the issued and paid-up share capital of the Company.

7.	Opinions

7.1.	The Company has submitted to the TASE a legal opinion from an attorney qualified under the laws of the state of New York that, inter alia, in accordance with the provisions of U.S. legislation, the allotment of the shares resulting from the Offered Securities, pursuant to this private offering report, do not need to be registered under the United States Securities Act of 1933 and that the shares resulting from the exercise of the Offered Securities can be resold on the TASE without the imposition of any restriction in relation to the period that the aforesaid shares need to be held or any other restriction pursuant to the U.S. securities legislation.

7.2.	Similarly, the Company has submitted to the TASE an opinion from a lawyer qualified under the laws of the province of Ontario, Canada, that, inter alia, in accordance with the provisions of the law in Ontario and in accordance with the directives of the Toronto Stock Exchange (TSX): the Company is not subject to the obligation to file a prospectus in connection with the grant of the Offered Securities in the province of Ontario under the Securities Act (Ontario) or in any other province or territory throughout Canada and that the shares resulting from the exercise of the Offered Securities can be resold on the TASE without the imposition of any restriction in relation to the period that the aforesaid shares need to be held or any other restriction pursuant to the Securities Act (Ontario), so long as such resale is not performed by a distributor or by a public distribution, as defined in the Securities Act (Ontario), in the province of Ontario or in any other province or territory throughout Canada.

8.	The grant of the Offered Securities is subject to obtaining the approval of the TASE for the listing of the shares resulting from the exercise of the Offered Securities. Immediately following publication of this report, the Company will approach the TASE with such a request.

9.	The options will actually be granted to the Offeree immediately following receipt of the TASE approval referred to in section 8 above.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.